Exhibit 99.3

Rezolve Ai Board Moves to Authorize Capital Reduction and Up to $300 Million Share Repurchase Program

Proposed authorities would provide capital allocation flexibility as the Company intends to commence repurchases, while evaluating further non-dilutive funding alternatives for long-term shareholder value

NEW YORK - June 12, 2026: Rezolve Ai (NASDAQ: RZLV), (“Rezolve Ai” or the “Company”), a global leader in AI-powered commerce, today announced that its Board of Directors will seek authority at the Company’s upcoming annual general meeting to be held on June 30, 2026, to approve a capital reduction and an agreement with BTIG, a global financial services firm, enabling the Company to repurchase up to $300 million of ordinary shares.

The proposed program reflects the Board’s confidence in Rezolve Ai’s long-term prospects and its belief that the Company’s current public market valuation does not reflect the strength of the business, the progress achieved since listing, or the scale of the opportunity ahead. Under the agreement with BTIG, the Company will repurchase from BTIG ordinary shares that BTIG will acquire in the market, within agreed pricing parameters.

The Company intends to commence repurchases as soon as possible following Court approval of the capital reduction, utilizing existing cash reserves. To support the program over time, the Company is evaluating a range of potential non-dilutive financing alternatives and strategic capital initiatives which, if completed, could enhance Rezolve Ai’s flexibility to utilize the proposed repurchase authority over time, while also supporting other corporate priorities, including strategic M&A, balance sheet optimization and continued investment in growth. No assurance can be given that any such financing or capital initiative will be completed, or as to the timing, terms or amount of any repurchases.

Based on the Company’s existing voting arrangements, the Board expects the proposal to be approved, and current expectations are that Court approval will be obtained by the end of August. The capital reduction is subject to a standard UK Court approval process, as required under the UK Companies Act 2006.

The program will provide Rezolve Ai with the flexibility to repurchase ordinary shares from BTIG from time-to-time which BTIG has acquired through open market purchases, privately negotiated transactions, block trades, trading plans or other legally permissible methods. The timing, amount and method of any repurchases will be determined by the Company based on market conditions, share price, trading volume, liquidity, capital allocation priorities, legal requirements and other relevant factors.

Daniel M. Wagner, Chairman and Chief Executive Officer of Rezolve Ai, said:

“Rezolve Ai has made exceptional progress as a public company. We have strengthened our technology platform, expanded our commercial opportunity, advanced our strategic partnerships and continued to build a business positioned at the center of the AI-powered commerce revolution.

“Against that backdrop, the Board believes the current market valuation materially undervalues Rezolve Ai.

“Through a share repurchase program we are making a clear statement of confidence in the Company’s future and in the value we believe exists for shareholders.

The proposed repurchase program will not obligate the Company to acquire any specific number or dollar amount of shares and may be suspended, modified or discontinued at any time. Any repurchases will be made in compliance with applicable securities laws and other legal requirements.

Further details regarding the proposed share repurchase authority will be included in the Company’s shareholder materials and subsequent public filings.

ENDS

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is building the infrastructure layer for AI-driven commerce. Through Brain Suite, the world's first enterprise AI platform purpose-built for Agentic Commerce, Rezolve enables retailers, brands, and financial institutions to engage consumers in real time and execute transactions directly through AI-powered experiences.

Headquartered in London with operations across North America, Europe, and Asia, Rezolve Ai partners with leading global brands and retailers to power the future of commerce through AI that sells.

For more information, visit www.rezolve.com.

Investor Contact

Investors@rezolve.com

Media Contact

Urmee Khan

Global Head of Communications  Rezolve Ai

urmeekhan@rezolve.com

+44 7576 094 040

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the Company’s intention to seek shareholder authority for a share repurchase program, the expected approval of such authority, the potential size and implementation of the program, the Company’s capital allocation strategy, potential non-dilutive financing alternatives, strategic capital initiatives, potential M&A activity, market valuation, operating momentum, strategic position, growth prospects and long-term value creation.

Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others, risks relating to the implementation of the proposed share repurchase program, market volatility, changes in trading liquidity, legal and regulatory restrictions, capital allocation requirements, business performance and other risks described in the Company’s filings with the Securities and Exchange Commission.

Rezolve Ai undertakes no obligation to update any forward-looking statements, except as required by law.